**CIRCLE MEDICAL TECHNOLOGIES, INC.**

**SECOND SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT**

THIS SECOND SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT (this "*Agreement*") is dated as of the Agreement Date and is between the Company and each of the Purchasers.

The parties agree as follows:

1.      **DEFINITIONS**. Capitalized terms used and not otherwise defined hereunder shall have the meanings set forth in **Exhibit A**.

2.      **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in **Exhibit B**, (i) each Purchaser shall purchase at the applicable Closing and the Company shall sell and issue to each Purchaser at such Closing that number of shares of Series Seed Preferred Stock as recorded and available on www.wefunder.com or otherwise reflected in Company's records, at a price per share equal to the Purchase Price and (ii) each Purchaser agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3.      **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is of no effect in the interpretation hereof and is expressly canceled. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party or by anyone acting on behalf of any party, which are not embodied in this Agreement and that any agreement, statement or promise that is not contained in this Agreement shall not be valid, binding, or any force or effect. For the avoidance of doubt, the previous draft of the investment agreement which Purchaser may have executed through the WeFunder portal prior to the Agreement Date shall be considered null and void, and the terms and conditions of this Agreement shall be considered to supersede the prior draft in its entirety.

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## EXHIBIT A
## DEFINITIONS

"*Agreement Date*" means the date the Agreement is executed by the Company as set forth on the signature page to the Agreement.

"*Board*" means the Board of Directors of the Company.

"*Company*" means Circle Medical Technologies, Inc.

"*Dispute Resolution Jurisdiction*" means the federal or state courts located in the Northern District of the State of California.

"*Governing Law*" means the laws of the state of Delaware.

"*Person*" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

"*Purchase Price*" means $0.729627 per share.

"*State of Incorporation*" means Delaware.

"*Stock Plan*" means the Company's 2016 Equity Incentive Plan.

"*Total Series Seed Investment Amount*" means $1,070,000.

4815-9830-1571.8

**EXHIBIT B**
**AGREEMENT TERMS**

1. **PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK.**

   1.1 **Sale and Issuance of Series Seed Preferred Stock.**

   1.1.1 Each investor that has agreed to the terms and conditions hereunder (each, a "***Purchaser***") shall purchase at the Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the Closing that number of shares of Series Seed Preferred Stock of the Company purchased by each such Purchaser (all such shares, the "***Series Seed Preferred Stock***"), at a purchase price per share equal to the Purchase Price.

   1.2 **Closing; Delivery.** The purchase and sale of the shares of Series Seed Preferred Stock hereunder shall take place remotely via the exchange of documents and electronic signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to the Agreement and deliver the Purchase Price to the Company or its designee (such date, the "***Closing***").

   1.3 **Irrevocable Proxy; SPV Reorganization.**

   1.3.1 The Purchaser hereby appoints, and shall appoint in the future upon request, the then Chief Executive Officer of the Company (the "***CEO***") as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Purchaser, (i) vote all shares of the Series Seed Preferred Stock in the CEO's discretion (including, without limitation, in connection with a proposed change of control of the Company, changes to the Restated Certificate, and regarding the election or change of a director), (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 1.3.1 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding this instrument. The proxy and power shall be enforced against all successors, transferees, and assigns of the Purchasers and shall continue to be in force and effect as long as the shares of Series Seed Preferred Stock purchased hereunder remain issued and outstanding. The CEO is an intended third-party beneficiary of this Section 1.3 and has the right, power and authority to enforce the provisions hereof as though he/she/it was a party hereto.

   1.3.2 *Liability of Proxy.*

   (i) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Purchaser's true and lawful proxy and attorney pursuant to Section 1.3.1, each Purchaser hereto agrees and acknowledges that neither the CEO or the Company (or any of their affiliates) shall not be liable for any act done or omitted in the CEO's capacity as representative of the Purchaser pursuant to the Agreement while acting in good faith, and any act done or omitted pursuant to consultation with outside counsel will be conclusive evidence of such good faith. The CEO has no duties or responsibilities except those expressly set forth in the Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Purchaser otherwise shall exist against the CEO or the Company (or any of their affiliates). The Purchaser shall indemnify, defend and hold harmless the CEO and the Company (and any of their affiliates) from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, the "*Proxy Losses*") arising out of or in connection with any act done or omitted in the CEO's capacity as representative of the Purchaser pursuant to the Agreement, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the CEO, the Company shall reimburse the Purchaser the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct; provided, further, that the CEO's and the Company's (or any of their affiliates) aggregate liability hereunder shall not exceed the total cash payment paid by the Purchaser hereunder for the purchase of shares of Series Seed Preferred Stock (the "*Purchase Amount*"). In no event will the CEO be required to advance his, her or its own funds on behalf of the Purchaser or otherwise. The Purchaser acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the CEO or the termination of the Agreement.

(ii)     A decision, act, consent or instruction of the CEO constitutes a decision of the Purchaser and is final, binding and conclusive upon the Purchaser. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the CEO as being the decision, act, consent or instruction of the Purchaser. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

1.3.3     The Purchaser hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize the Agreement and any shares of the Capital Stock issued pursuant to the terms of the Agreement into a special-purpose vehicle or other entity designed to aggregate the interests of holders of the Series Seed Preferred Stock purchased under the Agreement.

**1.4     Repurchase**. At the Company's sole discretion, which may include, without limitation, due to future equity or debt financing transactions, a change in control of the Company or, if the Company determines is likely that the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company may repurchase the Series Seed Preferred Shares from the Purchaser for the greater of: (i) three times (3x) the Purchase Amount or (ii) the Fair Market Value of such shares, as determined below (such repurchase, the "*Repurchase*," and such greater value, the "*Repurchase Value*"). For the purposes of the Agreement the "*Fair Market Value*" means, with respect to a single share of Series Seed Preferred Stock, the value as mutually agreed upon by the Board and the CEO (as the designee of the Series Seed Preferred Stock) and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Board and the CEO.

**2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY**.  The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as **Exhibit B-1** to the Agreement (the "*Disclosure Schedule*"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the date of the Agreement Date, except as otherwise indicated.

**2.1    Organization, Good Standing, Corporate Power and Qualification**.    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

**2.2    Capitalization**.

2.2.1    The authorized capital stock of the Company consists, immediately prior to the Agreement Date, consists of: (i) 24,000,000 shares of Common Stock, $.00001 par value per share, 9,738,498 shares of which are issued and outstanding; and (ii) 10,500,000 shares of preferred stock of the Company ("*Preferred Stock*"), all of which are designated Series Seed Preferred Stock, 8,695,860 of which are issued and outstanding; and 3,976,850 shares of Common Stock are reserved under the Stock Plan, of which 1,215,103 shares have been issued, and 2,761,747 shares are available for future grant.

2.2.2    There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, Preferred Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for: (a) the conversion privileges of currently outstanding Series Seed Preferred Stock pursuant to the terms of the Company's Second Amended and Restated Certificate of Incorporation (the "*Restated Certificate*"); (b) the securities and rights described in the Agreement; (c) the outstanding options under the Stock Plan, and (d) the right of first refusal and any other pre-emptive rights that certain investors have as set forth on the Disclosure Schedule, including each "Major Purchaser" as identified under the Series Seed Preferred Stock Investment Agreement, dated July 26, 2018, is entitled to thereunder, which Company shall request that such right be waived as of the Agreement Date.

**2.3    Subsidiaries**.    The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

**2.4    Authorization**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of the Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under the Agreement. The Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

**2.5    Valid Issuance of Shares**.

2.5.1    The shares of Series Seed Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in the Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this **Exhibit B** to the Agreement and subject to filings pursuant to Regulation CF of the Securities Act of 1933, as amended (the "*Securities Act*"), and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed Preferred Stock to be issued pursuant to and in conformity with the terms of the Agreement and the issuance of Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Certificate, will be issued in compliance with all applicable federal and state securities laws. Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of the Agreement, and subject to filings pursuant to Regulation CF of the Securities Act and applicable state securities laws, Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock will be issued in compliance with all applicable federal and state securities laws

2.5.2    No "bad actor" disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a "*Disqualification Event*") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. "*Company Covered Person*" means, with respect to the Company as an "issuer" for purposes of Rule 506 of the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1) of the Securities Act.

**2.6    Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body pending or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of such Person's consulting, employment or Board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted (the "*Company Intellectual Property*") without, to its knowledge, any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or could reasonably be expected to violate any license or infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "*Intellectual Property*") of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other Person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other Person.

2.8 **Employee and Consultant Matters**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the Company's current standard form therefor. No current or former employee or consultant has excluded any work or invention from such Person's assignment of inventions. To the Company's knowledge, no such Person is in violation thereof. To the Company's knowledge, none of its current employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Certificate or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated by the Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

**2.10** **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

**2.11** **Company Agreements**. Except for the Agreement and any offer letter, employment agreement, consulting agreement or any other similar agreements, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve payment obligations of the Company in excess of $250,000 (each, a "*Material Agreement*"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

**2.12** **Liabilities**. Except for any offer letter, employment agreement, consulting agreement or any other similar agreements, the Company has no liabilities or obligations, contingent or otherwise, in excess of $250,000 individually.

**3.** **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

**3.1** **Authorization**. The Purchaser has full power and authority to enter into the Agreement. The Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally or (b) the effect of rules of law governing the availability of equitable remedies.

**3.2** **Purchase Entirely for Own Account**. The Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of the Agreement, the Purchaser hereby confirms, that the shares of Series Seed Preferred Stock to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing the Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third

Person, with respect to any of the shares of Series Seed Preferred Stock. The Purchaser has not been formed for the specific purpose of acquiring the shares of Series Seed Preferred Stock.

3.3 **Disclosure of Information**. Each Purchaser understands that the sale and issuance of Series Seed Preferred Stock under the Agreement is made under Regulation CF and the Company shall only share information required to be disclosed or provided by the Company under such regulation or other applicable securities laws.

3.4 **Restricted Securities**. The Purchaser understands that the shares of Series Seed Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series Seed Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series Seed Preferred Stock, or Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale and the holding period for the shares of Series Seed Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the shares of Series Seed Preferred Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series Seed Preferred Stock.

3.6 **Legends**. The Purchaser understands that the shares of Series Seed Preferred Stock and any securities issued in respect of or exchange for the shares of Series Seed Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, the Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed Preferred Stock represented by the certificate so legended; and (c) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

3.7 **No General Solicitation**. Neither the Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder published any advertisement (other than "tombstone ads" permitted under Regulation CF) in connection with the offer and sale of the shares of Series Seed Preferred Stock.

3.8 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed Preferred Stock.

3.9 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed Preferred Stock by such Purchaser.

3.10 **No Other Benefits; No Preference.** Each Purchaser hereby agrees and acknowledges that the purchase of Series Seed Preferred Stock (as defined hereunder) does not entitle such Purchaser to any of the contractual benefits of the currently outstanding Series Seed Preferred Stock (as such term is defined in the Restated Certificate) (the "**Existing Series Seed**"), nor any future benefits that may apply to the Existing Series Seed, including any agreements that are entered into by a holder of Existing Series Seed (e.g. financing documents, including those providing for pre-emptive, right of first refusal, etc.), whether or not existing under the form documents published by the National Venture Capital Association (NVCA). The Purchaser further agrees and acknowledges that, from time to time, the Company may enter into subsequent financing transactions, and may issue securities or other instruments in connection with such transactions that have senior rights and liquidation preferences to that of the Series Seed Preferred Stock purchasable hereunder.

3.11 **Subject to Conversion.** Each Purchaser hereby acknowledges that because the maximum number of shares issuable under the Agreement is 1,466,502 and there are 8,695,860 shares of Existing Series Seed stock, pursuant to the Restated Certificate, the Series Seed Preferred Stock are subject to conversion to Common Stock at any time by virtue of a majority vote of the Existing Series Seed and Series Seed Preferred Stock; and provided further, that since the Existing Series Seed Stock outstanding is greater than the Series Seed Preferred Stock, such conversion can occur at any time and without a vote or election of the Series Seed Preferred Stock.

4. **COVENANTS OF THE COMPANY**.

**4.1** **No Information Rights**. Except as required by Regulation CF or other applicable securities regulations, the Company shall not be obligated to furnish any financial or other information of the Company to the Purchasers.

**4.2** **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of Series Seed Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of shares of Series Seed Preferred Stock equal to the Total Shares Authorized for Sale, regardless of whether or not all such shares have been issued at such time.

**5.** **RESTRICTIONS ON TRANSFER; DRAG ALONG.**

**5.1** **Limitations on Disposition**. Each Person owning of record shares of Common Stock issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "*Securities*") or any assignee of record of Securities (each such Person, a "*Holder*") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act.

Notwithstanding the provisions of Section 5.1(a) and Section 5.1(b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, corporation or venture capital fund to (A) a partner of such partnership, member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of the Agreement to the same extent as if the transferee were an original Purchaser under the Agreement.

**5.2** **"Market Stand-Off" Agreement**. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 5.2 will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Certificate) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "*Shares*") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "*Stockholder*" means each Holder, and any transferee thereof.

**5.4     Exceptions to Drag Along Right.**  Notwithstanding the foregoing, a Stockholder need not comply with Section 5.3 above in connection with any proposed sale of the Company (the "***Proposed Sale***") unless:

(a)     any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b)     the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c)     the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)     liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)     upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

6. **COMPANY'S RIGHT OF FIRST REFUSAL**.

      6.1    **General**. Subject to the requirements set forth in Section 5.1 above, if a Purchaser proposes to Transfer (defined below) any shares of Series Seed Preferred Stock, then the Purchaser shall promptly provide written notice (the "*Notice*") to the Company at least 45 days prior to the closing of such Transfer. The Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of shares of Series Seed Preferred Stock to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. In the event that the Transfer is being made pursuant to the provisions of Section 6.3, the Notice shall state under which clause of Section 6.3 the Transfer is being made.

      6.2    **Right of First Refusal**. For a period of 20 days following receipt of any Notice described in Section 6.1, the Company shall have the right to purchase all or a portion of the Series Seed Preferred Stock subject to such Notice on the same terms and conditions as set forth therein. The Company's purchase right shall be exercised by written notice signed by an officer of the Company (the "*Company Notice*") and delivered to the selling Purchaser within such 20-day period. The Company shall effect the purchase of the Series Seed Preferred Stock, including payment of the purchase price, not more than five (5) business days after delivery of the Company Notice, and at such time the Purchaser shall deliver to the Company the certificate(s) representing the Series Seed Preferred Stock, as applicable, to be purchased by the Company, each certificate to be properly endorsed for transfer. The Series Seed Preferred Stock so purchased shall thereupon be cancelled and cease to be issued and outstanding shares of the Company's Common Stock.

      6.3    **Exempt Transfers**. Notwithstanding the foregoing, the right of first refusal of the Company shall not apply to any transfer without consideration to the Purchaser's ancestors, descendants or spouse or to trusts for the benefit of such persons or the Purchaser; provided that in the event of any transfer made pursuant to such exemption, (A) the Purchaser shall inform the Company of such transfer or gift prior to effecting it and (B) the transferee shall enter into a written agreement to be bound by and comply with all provisions of the Agreement, as if it were an original Purchaser hereunder. This provision shall in no manner limit the right which the Company may have to repurchase securities from the Purchaser.

7. **ELECTION OF BOARD OF DIRECTORS**.

**7.1** **Voting; Board Composition**. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law and subject to the grant of proxy set forth in Section 1.3, during the term of the Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the "*Voting Shares*"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board those individuals selected by the CEO.

**8.** **GENERAL PROVISIONS**.

**8.1** **Successors and Assigns**. The terms and conditions of the Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in the Agreement, express or implied, is intended to confer upon any party other than the parties to the Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of the Agreement, except as expressly provided in the Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of the Agreement.

**8.2** **Governing Law**. The Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

**8.3** **Counterparts; Manner of Delivery**. The Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

**8.4** **Titles and Subtitles**. The titles and subtitles used in the Agreement are used for convenience only and are not to be considered in construing or interpreting the Agreement. References to sections or subsections within this **Exhibit B** will be deemed to be references to the sections contained in this **Exhibit B**, unless otherwise specifically stated in the Agreement.

**8.5** **Notices**. All notices and other communications given or made pursuant to the Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address, and for the Purchasers, as provided through www.wefunder.com, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 8.5.

**8.6    No Finder's Fees.** Each party severally represents to the other parties that, except for the fees due to Wefunder through this issuance and as set forth in the Form C, it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible.

**8.7    Attorneys' Fees.** If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of the Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement; provided, however, that the Company shall, at the Closing, reimburse the fees and expenses of one counsel for Purchasers, for a flat fee equal to the Purchaser Counsel Reimbursement Amount.

**8.8    Amendments and Waivers.** Any term of the Agreement may only be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock (or Common Stock issued on conversion thereof). Notwithstanding the foregoing, the addition of a party to the Agreement pursuant to a transfer of Shares in accordance with Section 8.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 8.8 will be binding upon the Purchasers, and each transferee of the shares of Series Seed Preferred Stock (or Common Stock issuable upon conversion thereof) from a Purchaser, each future holder of all such securities, and the Company.

**8.9    Severability.** The invalidity or unenforceability of any provision of the Agreement will in no way affect the validity or enforceability of any other provision.

**8.10    Delays or Omissions.** No delay or omission to exercise any right, power or remedy accruing to any party under the Agreement, upon any breach or default of any other party under the Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under the Agreement, or any waiver on the part of any party of any provisions or conditions of the Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under the Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

**8.11    Termination.** Unless terminated earlier pursuant to the terms of the Agreement: (x) the rights, duties and obligations under Section 4 and Section 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, the Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event (as defined in the Restated Certificate) and (z) notwithstanding anything to the contrary herein, <u>Section 1</u>, <u>Section 2</u>, <u>Section 3</u>, <u>Section 4.1</u>, <u>Section 5</u>, <u>Section 6</u>, and this <u>Section 8</u> will survive any termination of the Agreement.

      **8.12**   **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon the Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon the Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]**

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: _[SHARES]_____

Aggregate Purchase Price: _$[AMOUNT]_____

**COMPANY:**

## Circle Medical Technologies, Inc

*Founder Signature*
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

**Read and Approved (For IRA Use Only):**

**SUBSCRIBER:**

[ENTITY NAME]_____

*Investor Signature*

By: _____

By: _____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

State of Residency: [STATE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[  ] Accredited

[ X ] Not Accredited

## EXHIBIT B-1

### CIRCLE MEDICAL TECHNOLOGIES, INC.

### DISCLOSURE SCHEDULE

This Disclosure Schedule (this "*Disclosure Schedule*") is delivered by the Company in connection with the sale of shares of Series Seed Preferred Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in **Exhibit B** of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in **Exhibit B** of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections.

**Section 2.2.2** – The following are "Major Purchasers" as identified under the Series Seed preferred Stock Investment Agreement, dated July 26, 2018, or otherwise have pre-emptive rights pursuant to a letter between the Company and such party:

1. A Capital Partners II, L.P, for itself and as nominee for A Capital Parallel Fund II-B, L.P.
2. A-CIA-12-Fund, a series of AngelList-VL-Funds, LLC
3. ASF Ventures, LLC
4. Collaborative III, LP
5. Mount McKinley Investment Limited
6. YCVC Fund I, LP

**Section 2.3** – The Company has entered into exclusive management services agreements with two affiliates medical practices, Circle Medical Care of California, a California Professional Corporation, and Circle Medical Care of Texas P.A., a Texas Professional Association. As is standard in the healthcare industry, while the medical practices are not owned by the Company, Share Transfer Agreements allow the Company to appoint the owners of the medical practices.